October 25, 2017	Mark L. Johnson mark.johnson@klgates.com

T +1 617 261 3260 F +1 617 261 3175

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Laurie Abbott

Re:	ACM Research, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 25, 2017

File No. 333-220451

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conference on October 24, 2017 relating to pre-effective Amendment No. 1, filed by the Company with the Commission on October 18, 2017 (“Amendment No. 1”), to the Registration Statement on Form S-1, File No. 333-220451, of the Company filed with the Commission on September 13, 2017 (the “Initial Registration Statement”). Contemporaneously herewith, the Company is filing via EDGAR Amendment No. 2 to the Initial Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are delivering by overnight courier copies of Amendment No. 2 marked to show changes from Amendment No. 1.

We have set forth below, in italicized, bold type, paraphrased summaries of the comments provided during our telephone conference with the Staff. The response of the Company to each comment is set forth immediately following the comment. For convenience, we have associated each of the comments with the section of Amendment No. 1 it principally addresses, and we then have presented the comments in the order in which those sections appear in Amendment No. 2.

Outside Front Cover Page

1.	We note the reference to a 3.5% placement fee in the paragraph following the pricing box. Please clarify whether the 3.5% is a discount to the purchase price payable by the private placement investors or whether it is simply a fee payable by the company to the placement agents.

The Company has revised the referenced disclosure in Amendment No. 2.

K&L Gates LLP

STATE STREET FINANCIAL CENTER    ONE LINCOLN STREET    BOSTON    MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

Prospectus Summary—Our Company—Preliminary Operating Results for the Nine Months Ended September 30, 2017

2.	Please provide further explanation for the decrease in gross margin from the nine months ended September 30, 2016 to the nine months ended September 30, 2017.

The Company has revised the referenced disclosure in Amendment No. 2.

3.	We note your inclusion of preliminary estimates of revenue and gross margin for the nine months ended September 30, 2017. Please provide more complete and balanced disclosure for investors by addressing your expected operating expenses and net income for the period.

The Company has revised the referenced disclosure in Amendment No. 2 to include estimates of total operating expenses and loss before income taxes for the nine months ended September 30, 2017.

Risk Factors

4.	Please consider whether it is appropriate to include a risk factor with respect to voting control that could be exercised by one or both of the concurrent private placement investors. In particular, please advise whether the company considers the two private placement investors to be acting as a “group” in connection with their proposed investments in the company.

One of the private placement investors, XinXin (Hongkong) Capital Co., Limited (“XinXin”), will have the right to nominate a director of the Company. Neither of the two private placement investors will, however, possess voting control based upon the stock being purchased in the concurrent private placement. Immediately following the offering, XinXin and Victorious Way Limited will hold only 1.4% and 0.8%, respectively, of the total voting power of the Company’s common stock.

Based on the Company’s experience with each of the two private placement investors, the Company does not believe those investors constitute a “group” in which the two entities are combined in furtherance of a common objective or are otherwise acting in concert. The Company notes that even if the two investors were to be deemed to constitute a “group,” they would control only 2.2% of the total voting power of the Company’s common stock immediately following the offering.

As a result of the limited voting power to be held by the private placement investors, the Company does not believe it is appropriate to include additional risk factor disclosure with respect to the two investors’ stock ownership after the offering.

Concurrent Private Placement

5.	We note the descriptions in Amendment No. 1 of the purchase price to be paid by XinXin (Hongkong) Capital Co., Limited in connection with the concurrent private placement. Please reconcile this description with the provisions of Section 2(a) of the Stock Purchase Agreement dated October 11, 2017 filed as Exhibit 10.10 to Amendment No. 1.

In substance, XinXin has agreed to pay a purchase price equal to the lesser of (a) the initial public offering price paid by investors in the public offering and (b) $10.50. For reasons specific to XinXin, the contractual language does not provide for this result directly. Instead, Section 2(a) specifies that XinXin will pay an aggregate purchase price equal to $10.50 per share ($8,750,000 in total), subject to adjustment as specified in clauses (i) through (iii) of Section 2(a). Clauses (i) and

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(ii) provide that if the initial public offering is less $10.50, XinXin will pay a purchase price equal to the initial public offering price (assuming it does not choose to allow the placement to terminate if the initial public offering price is less than $8.40). Clause (iii) confirms that $10.50 is the maximum purchase price that XinXin will be required to pay. As a result, the disclosure in Amendment No. 1 and Amendment No. 2 accurately describes the purchase price to be paid by XinXin, in a manner that is simpler and more direct than the contractual language.

6.	We note the timing of the concurrent private placement. Please advise as to why the company believes the concurrent private placement did not involve a general solicitation as a result of the company’s filing of its Registration Statement on Form S-1.

Both of the investors in the concurrent private placement began discussing and negotiating a potential investment prior to the Company’s filing of its initial Registration Statement on Form S-1 on September 13, 2017. As a result, the Company does not believe the concurrent private placement should be integrated with the public offering contemplated by Amendment No. 2.

The Company has advised us that it began discussing a potential private placement with Sino IC Capital Co., Limited (“Sino”) and Walden International (“Walden”) in December 2016, prior to the initial confidential submission of the Company’s draft registration statement on Form S-1. The Company’s discussions with Sino and Walden continued during the first several months of 2017, while the parties negotiated the terms of a potential investment in the Company by affiliates of Sino and Walden.

In July 2017 Walden advised the Company that it intended to purchase its shares of Class A common stock and then, shortly thereafter, transfer those shares to a newly formed entity that would be owned equally by Walden and China Everbright Limited (“Everbright”). (The shares could not initially be issued to the new entity due to timing constraints unrelated to the private placement.) Everbright initially became involved in the proposed investment at the invitation of Walden. Although Walden continued to act as lead investor, Everbright representatives began performing their internal diligence and investment processes in connection with the proposed transaction, which included discussions and negotiations between the Company and Everbright. In early October 2017, Walden and Everbright advised the Company that the proposed investment structure had changed again, and that Victorious Way Limited, an indirect subsidiary of Everbright, would purchase the shares of the Company’s Class A common stock in the concurrent private placement. Thereafter the Company continued its negotiations with Everbright until the stock purchase agreements for the concurrent private placement were executed as of October 16, 2017.

The Company engaged in substantive discussions and negotiations with each of Sino and Everbright prior to the filing of the Initial Registration Statement on September 13, 2017. During the course of those discussions and negotiations, the Company was able to obtain and evaluate information as to the financial circumstances and sophistication of each of Sino and Everbright. The Company therefore respectfully submits that it had a “pre-existing” and “substantive” relationship with each of Sino and Everbright prior to the filing of the Initial Registration Statement and that the concurrent private placement has not involved a general solicitation resulting from the public filing of the Initial Registration Statement.

October 25, 2017
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Exhibits

7.	Please file a consent pursuant to which the individual identified in Amendment No. 1 consents to being named as a director nominee.

A consent of Yinan Xiang, as director nominee, is included as Exhibit 99.01 to Amendment No. 2.

8.	If the company intends to file an additional pre-effective amendment to address the above matters, please recall that the amendment will need to include an updated consent of the company’s independent accountants.

An updated consent of BDO China Shu Lan Pan Certified Public Accountants LLP is included as Exhibit 23.01 to Amendment No. 2.

*    *     *

Please do not hesitate to contact me at (617) 261-3260 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	David H. Wang, ACM Research, Inc.

Min Xu, ACM Research, Inc.

Seo Salimi, Goodwin Procter LLP

October 25, 2017
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